SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                         MeriStar Hotels & Resorts, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    589988104
                                 (Cusip Number)

                               J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                 (817) 390-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 1, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The total number of shares of Stock reported herein is 6,869,433, which constitutes approximately 18.5% of the shares outstanding. All ownership percentages set forth herein assume that there are 37,188,574 shares outstanding.

-----------------------------                      -----------------------------
CUSIP 589988104                                                    Page  2 of 24
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   FW Hospitality, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO - Contributions from Partners
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      764,067  (1)(2)
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        764,067  (1)(2)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  764,067
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

--------
1       Power is exercised through its general partner, Group III 31, L.L.C.
2 See Item 4 herein. By virtue of the MeriStar Voting Agreement, Interstate may be deemed to have beneficial ownership of the Stock beneficially owned by certain of the Reporting Persons. The Reporting Persons disclaim such group status and are filing the Schedule 13D on behalf of themselves and not on behalf of any other person or entity.

-----------------------------                      -----------------------------
CUSIP 589988104                                                    Page  3 of 24
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Arbor REIT, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO - Contributions from Partners
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      764,067  (1)(2)
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        764,067  (1)(2)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  764,067
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

--------
1       Power is exercised through its general partner, Group III 31, L.L.C.
2 See Item 4 herein. By virtue of the MeriStar Voting Agreement, Interstate may be deemed to have beneficial ownership of the Stock beneficially owned by certain of the Reporting Persons. The Reporting Persons disclaim such group status and are filing the Schedule 13D on behalf of themselves and not on behalf of any other person or entity.

-----------------------------                      -----------------------------
CUSIP 589988104                                                    Page  4 of 24
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   MHX Investors, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO - Contributions from Partners
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      764,066  (1)(2)
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        764,066  (1)(2)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  764,066
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

--------
1       Power is exercised through its general partner, Group III 31, L.L.C.
2 See Item 4 herein. By virtue of the MeriStar Voting Agreement, Interstate may be deemed to have beneficial ownership of the Stock beneficially owned by certain of the Reporting Persons. The Reporting Persons disclaim such group status and are filing the Schedule 13D on behalf of themselves and not on behalf of any other person or entity.

-----------------------------                      -----------------------------
CUSIP 589988104                                                    Page  5 of 24
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Cherwell Investors, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        61,912  (1)
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      -0-
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        61,912  (1)
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  61,912
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

--------
1    Power is exercised by its sole stockholder, Acadia Partners, L.P.

-----------------------------                      -----------------------------
CUSIP 589988104                                                    Page  6 of 24
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Group 31, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Texas
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        4,067  (1)
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      -0-
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        4,067  (1)
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,067
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  less than 0.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

--------
1    Power is exercised by its president and sole shareholder,
     J. Taylor Crandall.

-----------------------------                      -----------------------------
CUSIP 589988104                                                    Page  7 of 24
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   MC Investment Corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        45  (1)
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      -0-
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        45  (1)
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  45
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  less than 0.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

--------
1    Power is exercised by its sole stockholder, Penobscot Partners, L.P.

-----------------------------                      -----------------------------
CUSIP 589988104                                                    Page  8 of 24
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Penobscot Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        87,848  (1)(2)
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      -0-
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        87,848  (1)(2)
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  87,848  (2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

--------
1 Power is exercised by its sole general partner, PTJ Merchant Banking Partners, L.P.
2 Solely in its capacity as the sole stockholder of MC Investment Corporation with respect to 45 shares of Stock.

-----------------------------                      -----------------------------
CUSIP 589988104                                                    Page  9 of 24
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   PTJ Merchant Banking Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        204,514  (1)(2)
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      -0-
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        204,514  (1)(2)
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  204,514  (2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

--------
1    Power is exercised by its managing general partner, PTJ, Inc.
2 Solely in its capacity as the sole general partner of Penobscot Partners, L.P. with respect to 87,848 shares of Stock.

-----------------------------                      -----------------------------
CUSIP 589988104                                                   Page  10 of 24
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   J. Taylor Crandall
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        278,084  (1)
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      764,067  (2)
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        278,084  (1)
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        764,067  (2)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,042,151  (1)(2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

--------
1 Solely in his capacity as (i) president and sole shareholder of Acadia MGP, Inc., in its capacity as the controlling entity of Acadia Partners, L.P., with respect to 61,912 shares of Stock owned directly by Cherwell Investors, Inc., (ii) president and sole shareholder of Group 31, Inc. with respect to 4,067 shares of Stock, and (iii) president and sole stockholder of PTJ, Inc., in its capacity as general partner of PTJ Merchant Banking Partners, L.P., with respect to 204,514 shares of Stock.
2 Solely in his capacity as sole member of Group III 31, L.L.C., in its capacity as general partner of FW Hospitality, L.P., with respect to 764,067 shares of Stock. By virtue of the MeriStar Voting Agreement, Interstate may be deemed to have beneficial ownership of the Stock beneficially owned by certain of the Reporting Persons. The Reporting Persons disclaim such group status and are filing the Schedule 13D on behalf of themselves and not on behalf of any other person or entity. See Item 4 herein.

-----------------------------                      -----------------------------
CUSIP 589988104                                                   Page  11 of 24
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Capital Partnership
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Texas
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        45,754  (1)
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      -0-
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        45,754  (1)
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  45,754
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

--------
1       Power is exercised through its managing partner, Margaret Lee Bass
        1980 Trust.

-----------------------------                      -----------------------------
CUSIP 589988104                                                   Page  12 of 24
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Keystone, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Texas
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        193,367  (1)
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      -0-
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        193,367  (1)
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  193,367
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

--------
1       Power is exercised through its president and sole director, Robert M.
        Bass.

-----------------------------                      -----------------------------
CUSIP 589988104                                                   Page  13 of 24
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Robert M. Bass
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        270,885  (1)
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      -0-
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        270,885  (1)
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  270,885  (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

--------
1 Solely in his capacity as president and sole director of Keystone, Inc. with respect to 193,367 shares of Stock.

-----------------------------                      -----------------------------
CUSIP 589988104                                                   Page  14 of 24
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Oak Hill Capital Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO - Contributions from Partners
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      3,545,455  (1)(2)
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        3,545,455  (1)(2)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,545,455
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

--------
1       Power is exercised through its general partner, OHCP GenPar, L.P.
2 See Item 4 herein. By virtue of the MeriStar Voting Agreement, Interstate may be deemed to have beneficial ownership of the Stock beneficially owned by certain of the Reporting Persons. The Reporting Persons disclaim such group status and are filing the Schedule 13D on behalf of themselves and not on behalf of any other person or entity.

-----------------------------                      -----------------------------
CUSIP 589988104                                                   Page  15 of 24
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Oak Hill Capital Management Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO - Contributions from Partners
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              ------------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      90,909  (1)(2)
           PERSON               ------------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        90,909  (1)(2)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  90,909
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

--------
1       Power is exercised through its general partner, OHCP GenPar, L.P.
2 See Item 4 herein. By virtue of the MeriStar Voting Agreement, Interstate may be deemed to have beneficial ownership of the Stock beneficially owned by certain of the Reporting Persons. The Reporting Persons disclaim such group status and are filing the Schedule 13D on behalf of themselves and not on behalf of any other person or entity.

-----------------------------                      -----------------------------
CUSIP 589988104                                                   Page  16 of 24
-----------------------------                      -----------------------------

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated September 18, 1998, as amended by Amendment No. 1 dated April 27, 1999, as amended by Amendment No. 2 dated January 19, 2000, as amended by Amendment No. 3 dated December 19, 2000 (the "Schedule 13D"), in respect of the Common Stock, par value $0.01 per share, of MeriStar Hotels & Resorts, Inc. (the "Issuer").

ITEM 1.  SECURITY AND ISSUER.

         No material change.

ITEM 2.  IDENTITY AND BACKGROUND.

         No material change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No material change.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended by adding to the end thereof the following:

         The Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") dated May 1, 2002 by and between the Issuer and Interstate Hotels Corporation, a Maryland corporation ("Interstate") pursuant to which Interstate will merge with and into the Issuer (the "Merger"). Upon the consummation of the Merger, the Issuer will be the surviving corporation. In the Merger, among other things, each outstanding share of Interstate Common Stock will be exchanged for the right to receive 4.6 shares of the Issuer's Common Stock. The Merger is subject to the approval of the Merger Agreement and the transactions contemplated by it by (i) the holders of a majority of the outstanding shares of the Stock, (ii) the holders of two-thirds of the outstanding shares of Interstate's Common Stock, and (iii) the holders of Interstate securities representing a majority of the combined (A) aggregate principal amount of the Interstate 8.75% Convertible Subordinated Notes due 2007 outstanding plus (B) aggregate stated amount of the Interstate Series B Convertible Preferred Stock outstanding on the record date for such vote of such holders in each case, excluding securities held by Interstate or any of its executive officers. The Merger is also subject to any required regulatory approvals and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

         In connection with the execution of the Merger Agreement, Interstate and various stockholders, including certain of the Reporting Persons (specifically OHCP, OHMP, Arbor, Hospitality and MHX, who are referred to therein as the "MeriStar Shareholders") entered into a Voting Agreement (the "MeriStar Voting Agreement"), dated as of May 1, 2002, pursuant to which the MeriStar Shareholders agreed to vote their shares of the Stock beneficially owned by them in favor of the approval and adoption of the Merger and the transactions contemplated by it, all as more fully discussed in Item 6 below, and against any proposal made in opposition to or in competition with such Merger.

         By virtue of the MeriStar Voting Agreement, Interstate may be deemed to have beneficial ownership of the Stock beneficially owned by the MeriStar Shareholders.

-----------------------------                      -----------------------------
CUSIP 589988104                                                   Page  17 of 24
-----------------------------                      -----------------------------


The Reporting Persons hereby disclaim such group status and are filing this
Schedule 13D on behalf of themselves and not on behalf of any other person or entity.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) is hereby partly amended by adding at the end thereof the following:

         CRANDALL

         Because of his position as the president of each of Acadia MGP, Group 31 and PTJ, because of his position as the sole member of Group III, and because of his direct ownership of 7,591 shares of the Stock, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,042,151 shares of Stock, which constitutes approximately 2.8% of the outstanding shares of Stock.

         Item 5(b) is hereby partly amended by adding at the end thereof the following:

         HOSPITALITY

         By virtue of the MeriStar Voting Agreement, Hospitality, acting through its general partner, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of 764,067 shares of stock with Interstate. Hospitality disclaims such group status.

         ARBOR

         By virtue of the MeriStar Agreement, Arbor, acting through its general partner, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the vote and to dispose or to direct the disposition of 764,067 shares of stock with Interstate. Arbor disclaims such group status.

         MHX

         By virtue of the MeriStar Voting Agreement, MHX, acting through its general partner, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the vote and to dispose or to direct the disposition of 764,067 shares of stock with Interstate. MHX disclaims such group status.

         CRANDALL

         By virtue of the MeriStar Voting Agreement, Crandall, in his capacity as the sole member of Group III, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of 764,067 shares of Stock with Interstate. Crandall disclaims such group status. In his capacity as the president and sole shareholder of Acadia BGP, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the

-----------------------------                      -----------------------------
CUSIP 589988104                                                   Page  18 of 24
-----------------------------                      -----------------------------

disposition of 61,912 shares of Stock. In his capacity as the president and sole shareholder of Group 31, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,067 shares of Stock. In his capacity as the president and sole stockholder of PTJ, Crandall ahs the sole power to vote or to direct the vote and to dispose or to direct the disposition of 204,514 shares of Stock. In his individual capacity, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,591 shares of stock.

         OHCP

         By virtue of the MeriStar Voting Agreement, OHCP, acting through GenPar, OHCP may be deemed to share the power to vote or to direct the vote and to dispose or direct the disposition of 3,545,455 shares of the Stock with Interstate. OHCP disclaims such group status.

         OHCMP

         By virtue of the MeriStar Voting Agreement, OHCMP, acting through GenPar, may be deemed to share the power to vote or to direct the vote and to dispose or direct the disposition of 90,909 shares of the Stock with Interstate. OHCMP disclaims such group status.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended by adding at the end thereof the following:

         As noted in Item 4 above, as an inducement for Interstate to enter into the Merger Agreement, the MeriStar Shareholders entered into the MeriStar Voting Agreement pursuant to which they agreed to vote in favor of the Merger and the other transactions contemplated by the Merger Agreement and any actions required in furtherance thereof and against approval of any proposal made in opposition to or in competition with the consummation of the Merger. Concurrently with the execution of the MeriStar Voting Agreement, the MeriStar Shareholders delivered to Interstate an irrevocable proxy granting Interstate the power to vote all of the shares of Stock beneficially held by them in favor of the Merger. The MeriStar Voting Agreement terminates upon the earliest to occur of (1) completion of the Merger, (2) termination of the Merger Agreement and (3) the consent of parties to the MeriStar Voting Agreement.

         In addition, pursuant to the MeriStar Voting Agreement, the MeriStar Shareholders have agreed to vote against (a) any proposal or action that would reasonably be expected to result in a breach of any covenant, representation or warranty of Interstate set forth in the Merger Agreement or (b) proposal or action that is intended or would reasonably be expected to impede, interfere with, delay or materially and adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or the MeriStar Voting Agreement.

         The Merger is subject to various approvals and conditions as set forth in the Merger Agreement.

-----------------------------                      -----------------------------
CUSIP 589988104                                                   Page  19 of 24
-----------------------------                      -----------------------------

         References to, and descriptions of, the MeriStar Voting Agreement and the Merger Agreement, as set forth above in Items 4 and 6, are qualified in their entirety by reference to the copies of the Merger Agreement and the MeriStar Voting Agreement, included as Exhibits 1 and 2 to this Schedule 13D, and are incorporated in Items 4 and 6 in their entirety where such references and descriptions appear.

         Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the Stock owned by the Item 2 Persons.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT         DESCRIPTION

Exhibit 1 Agreement and Plan of Merger, dated as of May 1, 2002, between the Issuer and Interstate Hotels Corporation, a Maryland corporation (incorporated by reference to Exhibit 2.1 of the Issuer's Report on Form 8-K as filed with the Securities and Exchange Commission on May 3, 2002)

Exhibit 2 MeriStar Hotels & Resorts, Inc. Stockholder Voting Agreement, dated as of May 1, 2002, among Interstate Hotels Corporation and certain stockholders of the Issuer, specifically Oak Hill Capital Partners, L.P., Oak Hill Management Partners, L.P., F.W. Hospitality, L.P., Arbor Reit, L.P., and MHX Investors, L.P. (incorporated by reference to Exhibit 9.1 of the Issuer's Report on Form 8-K as filed with the Securities and Exchange Commission on May 3, 2002).

-----------------------------                      -----------------------------
CUSIP 589988104                                                   Page  20 of 24
-----------------------------                      -----------------------------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  May 3, 2002

                                   FW HOSPITALITY, L.P.

                                   By:  GROUP III 31, L.L.C., general partner


                                   By:   /s/ J. Taylor Crandall
                                        --------------------------------------
                                        J. Taylor Crandall, sole member


                                   ARBOR REIT, L.P.

                                   By:    GROUP INVESTORS, L.L.C.,
                                          general partner


                                   By:   /s/ Mark A. Wolfson
                                        --------------------------------------
                                        Mark A. Wolfson, sole member


                                   MHX INVESTORS, L.P.

                                   By:    FW GROUP GENPAR, INC.,
                                          general partner


                                   By:   /s/ W. R. Cotham
                                        --------------------------------------
                                        W. R. Cotham, Vice President

                                         /s/ W. R. Cotham
                                        --------------------------------------
                                        W. R. COTHAM

-----------------------------                      -----------------------------
CUSIP 589988104                                                   Page  21 of 24
-----------------------------                      -----------------------------

                                    As Vice President of each of CHERWELL
                                    INVESTORS, INC., GROUP 31, INC. and MC
                                    INVESTMENT CORPORATION

                                    PENOBSCOT PARTNERS, L.P.

                                    By:    PTJ MERCHANT BANKING PARTNERS, L.P.
                                           general partner

                                    By:    PTJ, INC.
                                           managing general partner


                                    By:  /s/ W. R. Cotham
                                        ---------------------------------
                                        W. R. Cotham, Vice President


                                    PTJ MERCHANT BANKING PARTNERS, L.P.

                                    By:    PTJ, INC.
                                           managing general partner


                                    By:  /s/ W. R. Cotham
                                        ---------------------------------
                                        W. R. Cotham, Vice President


                                         /s/ J. Taylor Crandall
                                        ---------------------------------
                                        J. TAYLOR CRANDALL


                                    CAPITAL PARTNERSHIP

                                    By:    MARGARET LEE BASS 1980 TRUST
                                           managing partner

                                    By:    PANTHER CITY INVESTMENT COMPANY,
                                           Trustee


                                    By:  /s/ W. R. Cotham
                                        ---------------------------------
                                        W. R. Cotham

-----------------------------                      -----------------------------
CUSIP 589988104                                                   Page  22 of 24
-----------------------------                      -----------------------------

                                    KEYSTONE, INC.

                                    By:  /s/ W. R. Cotham
                                        ---------------------------------
                                        W. R. Cotham, Vice President


                                         /s/ W. R. Cotham
                                        ---------------------------------
                                        W. R. COTHAM,
                                        As Attorney-in-Fact for:
                                        ROBERT M. BASS  (1)


                                    OAK HILL CAPITAL PARTNERS, L.P.

                                    By:    OHCP GENPAR, L.P., general partner

                                    By:    OHCP MGP, L.L.C., general partner


                                    By:  /s/ Kevin G. Levy
                                        ----------------------------------
                                        Kevin G. Levy


                                    OAK HILL CAPITAL MANAGEMENT PARTNERS, L.P.

                                    By:    OHCP GENPAR, L.P., general partner

                                    By:    OHCP MGP, L.L.C., general partner


                                    By:  /s/ Kevin G. Levy
                                        ----------------------------------
                                        Kevin G. Levy

-----------
1 Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

-----------------------------                      -----------------------------
CUSIP 589988104                                                   Page  23 of 24
-----------------------------                      -----------------------------

                                   SCHEDULE I

Item 5(a)

The following persons beneficially own the number of shares of Stock set forth opposite their names:


NAME                           NUMBER OF SHARES

FW Group                                    590

Wolfson                                   7,117

Brown                                     7,615

Doctoroff                                67,882

Gruber                                   67,033

August                                   78,204

Monsky                                   12,731

Bernstein                                33,770

Alexander                                 2,034

Delatour                                  5,540

Scotto                                    2,034

Bohnsack                                  8,305

Krase                                     6,846

Wallach                                     491

Oak Hill                                 14,154

Stevenson                                 1,993

Walker Trust                              3,754

William Trust                             3,754

William Janes                             9,151

Item 5(b)

The persons listed above have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the number of shares of Stock set forth opposite their names.

-----------------------------                      -----------------------------
CUSIP 589988104                                                   Page  24 of 24
-----------------------------                      -----------------------------

                                  EXHIBIT INDEX

                                   DESCRIPTION

EXHIBIT          DESCRIPTION

Exhibit 1 Agreement and Plan of Merger, dated as of May 1, 2002, between the Issuer and Interstate Hotels Corporation, a Maryland corporation (incorporated by reference to Exhibit 2.1 of the Issuer's Report on Form 8-K as filed with the Securities and Exchange Commission on May 3, 2002)

Exhibit 2 MeriStar Hotels and Resorts, Inc. Stockholder Voting Agreement, dated as of May 1, 2002, among Interstate Hotels Corporation and certain stockholders of the Issuer, specifically Oak Hill Capital Partners, L.P., Oak Hill Management Partners, L.P., F.W. Hospitality, L.P., Arbor Reit, L.P., and MHX Investors, L.P. (incorporated by reference to Exhibit 9.1 of the Issuer's Report on Form 8-K as filed with the Securities and Exchange Commission on May 3, 2002).